EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – October 24, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on October 24, 2010 its subsidiaries, Pelephone Communications Ltd. ("Pelephone"), D.B.S Satellite Services (1998) Ltd. ("DBS") and Bezeq International Ltd. ("Bezeq International") (On October 11, 2010) were served with three separate lawsuits (based on the same legal issue) and motions to certify the lawsuits as class actions, that were filed in the Tel-Aviv District Court.

The plaintiffs in these three motions, which are represented by the same counsel, allege that the defendants didn’t provide their subscribers with written notice/documentation when renewing or amending on-going transactions as required by the Israeli Consumer Protection Law.

The plaintiffs are seeking for mandatory injunction, declaratory remedy and monetary reliefs as follow: the total claim against Pelephone is NIS 98 million (approximately $27 million), the total claim against DBS is NIS 98 million (approximately $27 million) and the total claim against Bezeq International is NIS 39 million (approximately $11 million).

The defendants are reviewing the lawsuits and at this stage, neither the defendants nor Bezeq are able to evaluate the probability of the success of the lawsuits.